Exhibit (a)(5)(H)
RALCORP HOLDINGS SUCCESSFULLY COMPLETES TENDER OFFER
FOR SHARES OF AMERICAN ITALIAN PASTA COMPANY
     St. Louis, MO and Kansas City, MO — July 23, 2010 — Ralcorp Holdings, Inc. (NYSE: RAH) (“Ralcorp”) and American Italian Pasta Company (NASDAQ: AIPC) (“AIPC”) today announced the successful completion of Ralcorp’s tender offer by its indirect wholly-owned subsidiary Excelsior Acquisition Co., for all of the outstanding shares of Class A common stock of AIPC for $53.00 per share in cash, without interest and less any required withholding tax. The tender offer expired, as scheduled, at 12:00 midnight, New York City time, on Thursday July 22, 2010 and was not extended.
     The depositary for the tender offer has advised that 18,599,898 AIPC shares of Class A common stock, representing approximately 85.2% of AIPC’s outstanding shares of Class A common stock as of the close of business on July 22, 2010 (excluding 1,316,889 shares of Class A common stock tendered by notices of guaranteed delivery), were validly tendered and not validly withdrawn in the tender offer. Ralcorp accepted for payment all AIPC shares of Class A common stock that were validly tendered in the tender offer.
     Pursuant to the terms of the previously announced merger agreement, Excelsior Acquisition Co. will exercise its option to purchase newly issued shares of Class A common stock from AIPC at the tender offer price, which will permit Ralcorp to complete the acquisition process by effecting a short-form merger as promptly as practicable, that is, without a vote or meeting of AIPC’s remaining stockholders. Following the merger, each share of Class A common stock of AIPC not accepted for payment in the tender offer, will be converted into the right to receive $53.00 in cash, without interest and less any required withholding taxes, the same price that was paid in the tender offer, with AIPC becoming a wholly-owned subsidiary of Ralcorp. Thereafter, AIPC Class A common stock will cease to be traded on the NASDAQ.
About Ralcorp Holdings
Ralcorp produces Post-branded cereals, a variety of value brand and store brand foods sold under the individual labels of various grocery, mass merchandise and drugstore retailers, and frozen bakery products sold to in-store bakeries, restaurants and other foodservice customers. Ralcorp’s diversified product mix includes: ready-to-eat and hot cereals; nutritional and cereal bars; snack mixes, corn-based chips and extruded corn snack products; crackers and cookies; snack nuts; chocolate candy; salad dressings; mayonnaise; peanut butter; jams and jellies; syrups; sauces; frozen griddle products including pancakes, waffles, and French toast; frozen biscuits and other frozen pre-baked products such as breads and muffins; and frozen dough for cookies, Danishes, bagels and doughnuts. For more information about Ralcorp, visit the company’s website at www.Ralcorp.com.
About American Italian Pasta Company
Founded in 1988 and based in Kansas City, Missouri, American Italian Pasta Company is the largest producer of dry pasta in North America. AIPC has four plants that are located in Columbia, South Carolina; Excelsior Springs, Missouri; Tolleson, Arizona and Verolanuova, Italy. AIPC has approximately 675 employees located in the United States and Italy. For more information about AIPC, visit the company’s website at www.aipc.com.
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Contacts:

For Ralcorp Holdings, Inc.:	For American Italian Pasta Company:

Scott D. Monette	Paul Geist
Corporate Vice President, Treasurer and	Executive Vice President and Chief
Corporate Development Officer	Financial Officer
(314) 877-7113	(816) 584-5611

Matt Pudlowski	Matthew Sherman/Andrew Siegel
Director, Business Development	Joele Frank, Wilkinson Brimmer Katcher
(314) 877-7091	(212) 355-4449